UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated June 9, 2014

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains a stock exchange announcement dated 6 June 2014 entitled ‘‘Vodafone Group Plc (“Vodafone” or the “Company”) 2014 Annual Report 2014 Annual General Meeting Notice”

STOCK EXCHANGE ANNOUNCEMENT

6 June 2014

At: 11:00

RNS: 0318J

Vodafone Group Plc (“Vodafone” or the “Company”)

2014 Annual Report

2014 Annual General Meeting Notice

In accordance with Listing Rule 9.6.1, Vodafone has uploaded a copy of each of the above documents to the National Storage Mechanism.

The 2014 Annual Report is available at vodafone.com/ar2014 and the 2014 Annual General Meeting Notice is available at vodafone.com/agm.

A condensed set of Vodafone’s financial statements and information on important events that have occurred during the financial year ended 31 March 2014 and their impact on the financial statements were included in Vodafone’s preliminary results announcement released on 20 May 2014. That information, together with the information set out below, which is extracted from the 2014 Annual Report, constitute the material required by Disclosure and Transparency Rule 6.3.5 which is required to be communicated to the media in full unedited text through a Regulatory Information Service. This announcement is not a substitute for reading the full 2014 Annual Report. Page and note references in the text below refer to page numbers in the 2014 Annual Report and notes to the financial statements.

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

1. Our business could be adversely affected by a failure or significant interruption to our telecommunications networks or IT systems.

We are dependent on the continued operation of our telecommunications networks. The importance of mobile and fixed communication in everyday life is increasing, especially during times of crisis. Individuals and organisations who rely on our networks and systems 24 hours per day, 365 days per year to provide their products and services, look to us to maintain service. Major failures in the network, our IT systems or a failure to maintain our infrastructure to the required levels of resilience (and associated service level agreement) may result in our services being interrupted, resulting in serious damage to our reputation, a consequential customer and revenue loss and the risk of financial penalties.

There is a risk that an attack by a malicious individual or group could be successful on our networks and impact the availability of critical systems. Our network is also susceptible to interruption due to a physical attack and theft of our network components as the value and market for network components increases (for example copper, batteries, generators and fuel).

We could suffer loss of consumer confidence and/or legal action due to a failure to protect our customer information.

Our networks carry and store large volumes of confidential personal and business voice traffic and data. We host increasing quantities and types of customer data in both enterprise and consumer segments. We need to ensure our service environments are sufficiently secure to protect us from loss or corruption of customer information. Failure to adequately protect customer information could have a material adverse effect on our reputation and may lead to legal action against the Group.

3. Increased competition may reduce our market share and profitability.

We face intensifying competition; in particular competing with established competitors in mature markets and competing with new entrants in emerging markets, where all operators are looking to secure a share of the potential customer base. Competition could lead to a reduction in the rate at which we add new customers, a decrease in the size of our market share and a decline in our average revenue per customer, if customers choose to receive telecommunications services or other competing services from alternate providers. Competition can also lead to an increase in customer acquisitions and retention costs. The focus of competition in many of our markets has shifted from acquiring new customers to retaining existing customers, as the market for mobile telecommunications has become increasingly mature.

4. Regulatory decisions and changes in the regulatory environment could adversely affect our business.

We have ventures in both emerging and mature markets, spanning a broad geographical area including Europe, Africa, Middle East, and Asia Pacific. We need to comply with an extensive range of requirements that regulate and supervise the licensing, construction and operation of our telecommunications networks and services. Pressure on political and regulatory institutions both to deliver direct consumer benefit and protect consumers’ interests, particularly in recessionary periods, can lead to adverse impacts on our business. Financial pressures on smaller competitors can drive them to call for regulators to protect them. Increased financial pressures on governments may lead them to target foreign investors for further taxes or licence fees.

5. Our existing service offerings could become disadvantaged as compared to those offered by converged competitors or other technology providers (“over the top” — OTT competitors).

In a number of markets, we face competition from providers who have the ability to sell converged  services (combinations of fixed line, broadband, public Wi-Fi, TV and mobile) on their existing infrastructure which we cannot either replicate or cannot provide at a similar price point. Additionally, the combination of services may allow competitors to subsidise the mobile component of their offering. This could lead to an erosion of our customer base and reduce the demand for our core mobile services and impact our future profitability.

Advances in smartphone technology places more focus on applications, operating systems, and devices, rather than the underlying services provided by mobile operators. The development of applications which make use of the internet as a substitute for some of our more traditional services, such as messaging and voice, could erode revenue. Reduced demand for our core services of voice, messaging and data and the development of services by application developers, operating system providers, and handset suppliers (commonly referred to as “over the top” or OTT competition) could significantly impact our future profitability.

6. Continuing weak economic conditions could impact one or more of our markets.

Economic conditions in many of the markets we operate, especially in Europe, continue to stagnate or show nominal levels of growth. These conditions combined with the impact of continuing austerity measures results in lower levels of disposable income and may result in significantly lower revenues as customers give up their mobile phones or move to cheaper tariffs. There is also a possibility of adverse economic conditions impacting currency exchange rates in countries where the Group has operations, leading to a reduction in our revenue and impairment of our financial and non-financial assets.

7. Our business may be impacted by actual or perceived health risks associated with the transmission of radio waves from mobile telephones, transmitters and associated equipment.

Concerns have been expressed that electromagnetic signals emitted by mobile telephone handsets and base stations may pose health risks. Authorities including the World Health Organization (‘WHO’) agree there is no evidence that convinces experts that exposure to radio frequency fields from mobile devices and base stations operated within guideline limits has any adverse health effects. A change to this view could result in a range of impacts from a change to national legislation, to a major reduction in mobile phone usage or to major litigation.

8. The integration of newly acquired businesses do not provide the benefits anticipated at the time of acquisition.

In line with its strategy to be a scale data player, a strong player in Enterprise, a leader in emerging markets and a selective innovator in services; we have acquired, and will continue to acquire, new businesses. The price paid for these businesses is based upon their current cash flows, as well as the expected incremental cash flows that will be generated from increased revenues and lower costs that being part of the Vodafone Group will generate. There is a risk that we fail to deliver these expected benefits and synergies which could result in an impairment of the carrying value of the acquired business.

9. We depend on a number of key suppliers to operate our business.

We depend on a limited number of suppliers for strategically important network and IT infrastructure and associated support services to operate and upgrade our networks and provide key services to our customers. Our operations could be adversely impacted by the failure of a key supplier who could no longer support our existing infrastructure; from a key supplier commercially exploiting their monopolistic/oligopolistic position in a product area following the corporate failures of, or the withdrawal from, a specific market by competitors; or from major suppliers significantly increasing prices on long term programmes where the cost or technical feasibility of switching supplier becomes a significant barrier.

10. We may not satisfactorily resolve major tax disputes.

We operate in many jurisdictions around the world and from time to time have disputes on the amount of tax due. In particular, in spite of the positive India Supreme Court decision relating to an on-going tax case in India, the Indian Government has introduced retroactive tax legislation which would in effect overturn the Court’s decision and has raised challenges around the pricing of capital transactions.  Such or similar types of action in other jurisdictions, including changes in local or international tax rules or new challenges by tax authorities, may expose us to significant additional tax liabilities which would affect the results of the business.

11. Changes in assumptions underlying the carrying value of certain Group assets could result in impairment.

Due to the substantial carrying value of goodwill, revisions to the assumptions used in assessing its recoverability, including discount rates, estimated future cash flows or anticipated changes in operations, could lead to the impairment of certain Group assets. While impairment does not impact reported cash flows, it does result in a non-cash charge in the consolidated income statement and thus no assurance can be given that any future impairment would not affect our reported distributable reserves and therefore, our ability to make dividend distributions to our shareholders or repurchase our shares.

RELATED PARTY TRANSACTIONS

The Group has a number of related parties including joint ventures and associates (see note 12 “Investments in associates and joint ventures” to the consolidated financial statements), pension schemes (see note 26 “Post employment benefits” to the consolidated financial statements) and directors and Executive Committee members (see note 24 “Directors and key management compensation” to the consolidated financial statements).

Transactions with joint ventures and associates

Related party transactions with the Group’s joint ventures and associates primarily comprise fees for the use of products and services including network airtime and access charges, and cash pooling arrangements.

No related party transactions have been entered into during the year which might reasonably affect any decisions made by the users of these consolidated financial statements except as disclosed below.

		Restated	Restated
	2014	2013	2012
	£m	£m	£m
Sales of goods and services to associates	231	238	194
Purchase of goods and services from associates	109	97	103
Sales of goods and services to joint ventures	12	27	43
Purchase of goods and services from joint ventures	570	568	381
Net interest expense payable to joint ventures[1]	75	33	20

Trade balances owed:
by associates	3	21	15
to associates	3	20	17
by joint ventures	82	260	220
to joint ventures	170	48	16
Other balances owed by joint ventures[1]	57	1,065	1,213
Other balances owed to joint ventures[1]	63	—	—

Note:

1 Amounts arise primarily through Vodafone Italy, Vodafone Hutchison Australia, Indus Towers and Cornerstone. Interest is paid in line with market rates.

Dividends received from associates and joint ventures are disclosed in the consolidated statement of cash flows.

Transactions with directors other than compensation

During the three years ended 31 March 2014, and as of 19 May 2014, neither any director nor any other executive officer, nor any associate of any director or any other executive officer, was indebted to the Company.

During the three years ended 31 March 2014, and as of 19 May 2014, the Company has not been a party to any other material transaction, or proposed transactions, in which any member of the key management personnel (including directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing or any relative of such spouse) had or was to have a direct or indirect material interest.

DIRECTORS’ RESPONSIBILITY STATEMENT

As set out above, this statement is repeated here solely for the purposes of complying with Disclosure and Transparency Rule 6.3.5. This statement relates to and is extracted from the 2014 Annual Report. It is not connected to the extracted information presented in this announcement or the preliminary results announcement released on 20 May 2014.

“The Board confirms to the best of its knowledge:

•                  the consolidated financial statements, prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and profit of the Group;

•                  the parent company financial statements, prepared in accordance with United Kingdom generally accepted accounting practice, give a true and fair view of the assets, liabilities, financial position and profit of the Company; and

•                  the directors’ report includes a fair review of the development and performance of the business and the position of the Group together with a description of the principal risks and uncertainties that it faces.

The directors are responsible for preparing the annual report in accordance with applicable law and regulations. Having taken advice from the Audit and Risk Committee, the Board considers the report and accounts, taken as a whole, as fair, balanced and understandable and that it provides the information necessary for shareholders to assess the Company’s performance, business model and strategy. Neither the Company nor the directors accept any liability to any person in relation to the annual report except to the extent that such liability could arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A and schedule 10A of the Financial Services and Markets Act 2000.

By Order of the Board

Rosemary Martin

Company Secretary

20 May 2014

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” on pages 209 and 210 of the 2014 Annual Report. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 9, 2014	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary